LUFKIN INDUSTRIES, INC.
P.O. Box 849
601 South Raguet
Lufkin, Texas 75902-0849
936-634-2211

April 28, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	Jeff Jaramillo, Accounting Branch Chief
Division of Corporation Finance

Re:	Lufkin Industries, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-02612

Ladies and Gentlemen:

Set forth below are the responses of Lufkin Industries, Inc., a Texas corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No. 000-02612 (the “Form 10-K”), filed with the Commission on March 1, 2011.  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors

The Company has foreign operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions and changes in global trade policies.

1.	Please tell us which countries you operate in that the U.S. government identifies as state sponsors of terrorism.

Response:   Neither we nor any of our subsidiaries operate, or have operated within the last three years, in Iran, Syria, Sudan, or any other country, with the exception of satisfaction of a warranty claim in Cuba described in more detail below, identified by the State Department as a State Sponsor of Terrorism.  Lufkin has, and has had, in place a standing policy not to sell, directly or indirectly, any products in any country that has been identified by the State Department as a State Sponsor of Terrorism.

The following is a description of the single exception referred to above:  In 2009 our French subsidiary sold for approximately US $197,309 a standard item to a distributor based in the United Arab Emirates with no knowledge that the end destination was Cuba.  Unknown to our French subsidiary at the time, that distributor sold those products to a buyer in Cuba.  We were unaware that the sale had been made to a purchaser in Cuba until our French subsidiary was advised in August of 2010 of a warranty issue that pursuant to our standard warranty policy required our French subsidiary to repair one of the items our distributor had sold to the Cuban purchaser.  Our French subsidiary received no revenue in satisfying such warranty claim.

2.
In this respect, please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria, Sudan and Cuba, the countries currently identified by the State Department as state sponsors of terrorism, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.  We note that the website of Texas Explorer, a Texas travel guide, has a section on Lufkin, Texas which states that your tractor trailer signs are “well known to the people of the Oil Patch, from Texas to Iran in the Middle East.” Your response should describe any services or products you have provided to Iran, Syria, Sudan and Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:   Neither we nor any of our subsidiaries currently do business, directly or indirectly, with Iran, Syria, Sudan, Cuba or any other country identified by the State Department as a State Sponsor of Terrorism, nor do we anticipate that we or any of our subsidiaries will do any future business with these countries. With respect to past contacts, as described above in August of 2010 our French subsidiary satisfied its warranty obligation with the Cuban purchaser of our products (which purchase was made from our United Arab Emirates  distributor in violation of our policies), which resulted in no revenue to Lufkin from the performance of such warranty service.  Neither we nor any of our subsidiaries, with the exception of the noted transaction in France, have record of any additional transactions, either direct or indirect, involving Iran, Syria, Sudan, Cuba or any other country identified by the State Department as a State Sponsor of Terrorism.

No Direct Contacts.  With respect to direct contacts with Iran, Syria, Sudan or Cuba, neither we nor any of our subsidiaries do business with any distributors, resellers or end customers in Iran, Syria, Sudan or Cuba, and neither we nor any of our subsidiaries have any agreements, commercial arrangements, or other contacts with the governments of Iran, Syria, Sudan or Cuba or entities controlled by those countries.  We and our subsidiaries have procedures and systems in place to prevent the receipt of orders from or shipments of any goods or the provision of any services directly to Iran, Syria, Sudan or Cuba or the governments thereof.  Specifically, our systems block the entry of all orders from certain restricted countries (as identified by country code), including Iran, Syria, Sudan and Cuba.  Additionally, we employ the services of Dun & Bradstreet, Inc. to conduct restricted party screening of all new and potential customers, as well as on-going restricted party screening of our existing customer database.

No Indirect Contacts.  With respect to indirect contacts with Iran, Syria, or Sudan, we have no record of any of our or our subsidiaries’ distributors or resellers selling or shipping our products to Iran, Syria, or Sudan or the governments thereof, and our and our subsidiaries’ agreements with distributors and resellers specifically provide that sales and shipments of our products shall be subject to and made in compliance with all U.S. laws.  Our French subsidiary, through a distributor, completed a warranty repair for an item with an end destination in Cuba.  Although this is not illegal, our company policy specifically states that neither we nor our subsidiaries have or will authorize any distributor’s or reseller’s indirect sale or shipment of products to Iran, Syria, Sudan or Cuba or the governments thereof.  Once the above transaction was discovered it was immediately addressed and the company policy reinforced.

Additionally, we have contacted the administrator of the Texas Explorer website and have requested that any and all references to contact with Iran, Syria, Sudan, Cuba or any other country identified by the State Department as a State Sponsor of Terrorism be removed from its website.  We did not authorize, nor were we aware of, the posting of the referenced information.  In conjunction, the Texas Explorer confirmed that they had no basis for making the comment and has complied with our request and removed the referenced information from its website.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, include the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:   We do not believe that we or any of our subsidiaries have any material contacts, or have had any material contact within the last three years, with Iran, Syria, Sudan, Cuba or any other State Sponsor of Terrorism.  As stated in the Commission’s Concept Release 33-8860, dated November 16, 2007, the standard for materiality in this circumstance is as follows:

“The federal securities laws do not impose a specific disclosure requirement that addresses business activities in or with a country based upon its designation as a State Sponsor of Terrorism. However, the federal securities laws do require disclosure of business activities in or with a State Sponsor of Terrorism if this constitutes material information that is necessary to make a company’s statements, in the light of the circumstances under which they are made, not misleading.”

As stated above in response to Comment 2, our policy is that we do not do business, directly or indirectly, with countries designated as a State Sponsor of Terrorism. Neither we nor any of our subsidiaries have received revenue from, and have had no assets or liabilities involving, Iran, Syria, Sudan or Cuba, in the last three fiscal years. As such, we do not believe that a material investment risk exists for our security holders, and therefore, we do not believe that additional disclosure is required.

Consolidated Statements of Earnings

4.
We note disclosure in Management’s Discussion and Analysis that pumping unit service sales were $104 million and power transmission repair and service sales were $49 million during the year ended December 31, 2010.  Please tell us how your current disclosure complies with Rule 5-03.1 of Regulation S-X which requires the separate disclosure of revenues from services when such revenue is greater than ten percent of total revenue.  Please quantify for us the amount of revenue from services included within each of your segments which supports your conclusion.

Response:   As described in Item 1 of our Form 10-K for the year ended December 31, 2010, our primary business includes the manufacturing and servicing of artificial lift products within our Oil Field segment as well as the design, manufacturing and servicing of speed reducing and increasing gear boxes within our Power Transmission segment that are utilized in industrial applications.  Within both segments, we have a service division that provides our customers with a variety of both products and services.  As an example, our Oil Field Pumping Unit Service division earns revenues through the sale of repair parts to our customers as well as invoicing them for the labor utilized to perform such repairs.  Our Power Transmission Gearbox Repair and Service division provides a similar suite of services where they earn revenues from customers through the sale of replacement parts as well as the labor utilized to perform such repairs.  For both segments, the product and service revenues are delivered and therefore earned simultaneously.  As a result, the revenues attributed to our service divisions within our Management and Discussion Analysis in our Form 10-K for both our Oil Field and Power Transmission segments contain both product and service revenues.

Our current systems only allow us to identify the revenues attributable to our product and services revenues but we cannot accurately identify the respective cost of revenues for each category.  For the year ended December 31, 2010, 2009, and 2008, our product revenues were $580,455,486, $521,359,022 and $741,193,576, respectively and our service revenues were $65,189,918 (such amounts include Oil Field service revenues of $57,300,009 and Power Transmission service revenues of $7,889,909), $55,253,890 (Oil Field service revenues of $49,462,081 and Power Transmission service revenues of $5,791,809) and $67,185,129 (Oil Field service revenues of $62,323,454 and Power Transmission service revenues of $4,861,675).  Based on these amounts, our service revenues were 10.1%, 10.6%, and 9.1% of total revenues for the three years ended December 31, 2010.  While we respectfully acknowledge the requirements of Rule 5.03.1 of Regulation S-X, we did not have the capabilities within our current Enterprise Resource Planning system (“ERP”) to comply with such requirements as it relates to disclosing the applicable cost of revenue amounts.  Accordingly, we are unable to split the product and service components of cost of revenues and any allocation would be subjective and provide our shareholders and potential investors limited additional insight into our business operations.

We acknowledge our current ERP limitations and as a result the Company is currently undergoing an integrated system implementation and is taking the necessary steps to be able to accurately capture product and service cost of revenues information as required by Rule 5.03.1 of Regulation S-X.  Our current plan is to implement such systems by June 1, 2011.  In addition, the aforementioned percentages of  service revenues are not anticipated to continue into 2011.  The percent of service revenues in 2010 reflect the “softness” of the oil and gas and industrial markets in the first half of 2010 as our customers began to recover from the recession of 2009 and as a result we had less new orders which typically drive our product sales.  As an example our service revenues were only 4.3% of total revenues for the three months ended March 31, 2011 and our expectation is that we can expect a similar percentage of service revenues for the year ending December 31, 2011.

Notwithstanding our expectation that 2011 service revenues will be below the  10% threshold as described by Rule 5.03.1 of Regulation S-X, the Company is committed to monitoring such revenue amounts throughout 2011 and in the future.  Our decision to implement a new ERP system was made to allow the Company to more efficiently and effectively conduct our business but also allow us to capture the data necessary to comply with such disclosure rules as Rule 5.03.1 of Regulation S-X.  As a result, we will be in a position on a prospective basis to make such disclosures if and when our service revenues and/or cost of service revenues eclipse the aforementioned thresholds.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Andrews Kurth LLP, Mike O’Leary at (713) 220-4360.

Very truly yours,

LUFKIN INDUSTRIES, INC.

By:	/s/ Christopher Boone
Christopher Boone
Chief Financial Officer

cc:	Mike O’Leary (By Email)
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
moleary@andrewskurth.com